WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Exhibit 11.1

Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(In thousands, except per share data)
Net income
Basic
Earnings:
Income from continuing operations	$33	$1,755	$1,576	$7,223
Discontinued operations	—	45	—	(740)
Net earnings	$33	$1,800	$1,576	$6,483

Shares:
Average common shares outstanding	8,832	8,812	8,830	8,752

Basic earnings per common share
Income from continuing operations	$0.00	$0.20	$0.18	$0.83
Discontinued operations	—	—	—	(0.09)
Net earnings	$0.00	$0.20	$0.18	$0.74

Assuming Full Dilution
Earnings:
Income from continuing operations	$33	$1,755	$1,576	$7,223
Discontinued operations	—	45	—	(740)
Net earnings	$33	$1,800	$1,576	$6,483

Shares:
Average common shares outstanding	8,832	8,812	8,830	8,752
Potentially dilutive common shares outstanding	9	142	18	163
Diluted average common shares outstanding	8,841	8,954	8,848	8,915

Earnings per common share assuming full dilution
Income from continuing operations	$0.00	$0.20	$0.18	$0.81
Discontinued operations	—	—	—	(0.08)
Net earnings	$0.00	$0.20	$0.18	$0.73

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.